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                                                                    Exhibit 99.8


                                                     November 14, 2000
                                                     P 523 e
                                                     Michael Grabicki
                                                     Tel.: (+49) 621- 60-9 99 38
                                                     Fax: (+49) 621- 60-2 01 29
                                                     E-mail: Michael.grabicki
                                                     @basf-ag.de




BASF AND NISHNEKAMSKNEFTECHIM TO JOIN FORCES IN TAPPING INTO THE RUSSIAN MARKET FOR POLYSTYRENE AND STYROPOR(R)

-- LARGEST INVESTMENT IN THIS FIELD IN THE RUSSIAN FEDERATION
-- INTENSIFICATION OF THE STRATEGIC PARTNERSHIP

BASF Aktiengesellschaft and OAO Nishnekamskneftechim (NKNC) are planning to found a joint venture for the production of polystyrene (PS) and expandable polystyrene (EPS). BASF and NKNC will each hold a 50-percent stake in the joint venture. On November 14, 2000, high-ranking executives of both companies signed a memorandum of understanding to this effect in Kazan, the capital of the Republic of Tatarstan, which is part of the Russian Federation.

Current plans call for an EPS plant with a capacity of 40,000 metric tons per year to go on line in 2003. The PS plant, with an annual capacity of 120,000 metric tons, is scheduled to start up a year later. The total capital expenditures for both plants will amount to about 100 million Euros, making this the largest sum a foreign chemical company has ever invested in this sector in the Russian Federation. The two companies are anticipating a positive market development and can therefore imagine building up and expanding the business along the styrene value-added chain at a later point in time.

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Dr. Werner Praetorius, head of BASF's Styrene Plastics Operating Division, sees great opportunities on the Russian market for the products that will be manufactured by the planned joint venture: "In NKNC, we have a strong partner that will supply the joint venture with styrene. Together, we intend to deploy BASF's cutting-edge technology to manufacture styrene polymers that will set a new quality standard for the market."

Mr. W.M. Bussygin, NKNC's General Director, also stressed the significance of the envisaged joint venture: "The cooperation with BASF will make it possible to produce styrene-based polymers in world-scale plants and using state-of-art technology. It will be an important stimulus for economic development in Tatarstan."

EPS and PS are earmarked to be sold primarily in the Russian Federation. BASF will be in charge of the sales activities. The construction industry is the most important market for EPS, which BASF sells under the brand name Styropor(R). Particularly in the realm of thermal insulation, the Russian Federation entails a huge potential when it comes to saving primary energy.

Demand for polystyrene is also growing by leaps and bounds. The major areas of application for this plastic are in packaging, household appliances and housings for electronic devices.

In April of 1999, BASF and NKNC signed an agreement on a long-term strategic partnership. This agreement calls for both companies to seek ways to cooperate in the production, marketing and sales of polyurethane systems, Styropor(R) as well as radiator protecting agents, hydraulic fluids and detergents. Other work areas will also be studied. In April of 2000, Elastogran GmbH - a BASF Group company - and NKNC founded the joint venture "Elastokam" for the production and sales of polyurethane systems and polyurethane basic materials.

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Winfried J. Werwie, head of BASF's regional division of Eastern Europe, Africa and West Asia states, "We are confident that the overall economic situation in Russia will continue to improve markedly. With this in mind, we are developing the Russian market for polystyrene and foamed polystyrene and we will consistently implement our plans together with NKNC."

NKNC is headquartered in the Republic of Tatarstan, located about 1000 km (some 625 miles) east of Moscow. Back in the seventies, this is where it all started, with the production of synthetic rubber products. In the following years, the company diversified into other fields. Today, NKNC is the largest petrochemical corporation in the Russian Federation, and has become a major player as a manufacturer of glycols, alpha-olefins, polyurethane basic products and systems, refinery products, styrene and surfactants. The company employs approximately 17,000 people. NKNC's internet address is www.nknk.ru.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.